

April 18, 2011

Mr. William B. Plummer
Chief Financial Officer, United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06831

Re: **United Rentals, Inc.**
United Rentals (North America), Inc.
Form 10-K for the year ended December 31, 2010
File Nos. 1-14387 and 1-13663

Dear Mr. Plummer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

EBITDA GAAP Reconciliation, page 28

1. Based on your disclosure, it appears you believe EBITDA and Adjusted EBITDA are useful both as performance and as liquidity measures. Therefore, please revise future filings to also reconcile these non-GAAP measures to your operating cash flows.

Critical Accounting Policies, page 30

Income Taxes, page 34

2. With a view towards future disclosure, please provide us with a specific and comprehensive discussion regarding how you considered your losses in recent years in determining whether your deferred tax assets are realizable. Reference ASC 740-10-31-21.

Results of Operations, page 35

3. We note that you disclose the change in time utilization on page 39. To the extent that equipment utilization rates are available and would help a reader to better understand changes in your results of operations, please provide them in future filings.

Notes to Consolidated Financial Statements

4. Segment Information, page 58

4. Please revise future filings to provide product line disclosures. Refer to ASC 280-10-50-40.

12. Debt, page 67

Accounts Receivable Securitization Facility, page 68

5. Please revise future filings to disclose the amount of collateral pledged for your accounts receivable securitization pool. Reference ASC 860-30-50.

4% Convertible Senior Notes, page 70

6. Please tell us and clarify in future filings how you are accounting for the convertible note hedge transactions.

14. Income Taxes, page 73

7. We note that you recorded a $7 million benefit related to the correction of a deferred tax asset recognized in prior periods. Please provide us a specific and comprehensive discussion of the nature of this adjustment and how you determined that the impact was not material to any prior period or to your current period. Reference SAB Topics 1M and 1N.

15. Commitments and Contingencies, page 74

8. We note the consolidated actions under the caption First New York Securities, L.L.C., et al. v. United Rentals, Inc., et al and your disclosure on page 15 indicating that if you are ultimately required to pay significant defense costs, damages or settlement amounts, such payments, to the extent not covered, advanced or timely reimbursed by insurance, could materially and adversely affect you liquidity and results of operations. Please tell us and disclose the amount or range of a reasonably possible loss or clearly indicate that the amount cannot be estimated. Please refer to ASC 450-20-50-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Tricia Armelin at (202) 551-3747 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief